Exhibit 1

MTS Announces Third Quarter 2017 Financial Results

Ra’anana, Israel / River Edge, NJ, USA – November 30, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today released its financial results for the third quarter of 2017.

MTS’s revenues for the third quarter of 2017 totaled $2.1 million compared with $3.3 million in the third quarter of 2016 and $2.4 million in the second quarter of 2017. On a GAAP basis, the Company’s net loss for the quarter totaled ($127,000), or ($0.04) per diluted share, compared with ($494,000), or ($0.17) per diluted share, for the third quarter of 2016. On a non-GAAP basis (as described and reconciled below), the Company posted net loss for the third quarter of $(120,000), or ($0.04) per diluted share, compared with net loss of $(237,000), or ($0.08) per diluted share, for the third quarter of 2016.

Revenues for the nine months ended September 30, 2017 were $6.9 million compared with $10.0 million for the comparable period in 2016. Net loss for the nine months ended September 30, 2017 was $(935,000), or ($0.32) per diluted share, compared with a net loss of $(740,000) or ($0.27) per diluted share in the comparable period in 2016. On a non-GAAP basis (as described and reconciled below), net loss for the nine months ended September 30, 2017 was $(806,000), or ($0.27) per diluted share, compared with net income of $57,000, or $0.02 per diluted share, for the comparable period in 2016.

Shortly after the conclusion of the third quarter, a customer of Vexigo notified us that they were withholding payment related to prior activities. We did not recognize the related revenues and deferred the related cost of revenues. Our inability to recognize the affected revenues and cost of revenues negatively impacted our revenues and margins in the third quarter.

As of September 30, 2017 and December 31, 2016, we had cash and cash equivalents of approximately $1.5 million. The Company expects to explore various financing alternatives to raise additional funds to support its operations in 2018. There can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures.

All numbers relating to our ordinary shares and earnings per share have been adjusted to reflect a 1-for-3 reverse stock split that became effective on September 6, 2017.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in the last two quarters reflects the execution and substantial reduction of our ongoing operating expenses and our efforts to maintain our operating margins in the face of the inherent risks and business fluctuations that we face. We are now concentrating on growing the core business. While our Vexigo operating unit has focused on its core digital advertising business, we took additional steps to reduce its operational expenses during the fourth quarter as due to certain weaknesses in its operations during the third quarter.”

“The telecommunications side of our business continues to be stable as we have maintained a high level of satisfaction from our customer base. We also released a new version of our innovative eXsight Unified Communications and Collaboration (UC&C) Management Solution, which enables companies to increase efficiencies and reduce costs. We are also moving forward to enhance our telecommunication product lines while exploring the potential for new opportunities with our partners and customers. ”Overall, we remain focused on our core business lines while closely monitoring and reducing our overall costs.” concluded Mr. Hess.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets (net of tax effect)
•	Stock based compensation expenses
•	Reorganization and other non-recurring costs

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. See below for a reconciliation of GAAP to non-GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the need to obtain additional funding, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: alon.mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,538	$1,508
Restricted cash	1,064	504
Restricted marketable securities	-	136
Trade receivables, net	1,775	5,305
Other accounts receivable and prepaid expenses	462	343

Total current assets	4,839	7,796

LONG-TERM ASSETS:
Severance pay fund	814	752

PROPERTY AND EQUIPMENT, NET	162	198

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	46	63

Total other assets	3,525	3,542

Total assets	$9,340	$12,288

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,581	$4,086
Deferred revenues	1,592	1,374
Accrued expenses and other liabilities	2,321	2,554
Liabilities related to Vexigo acquisition	-	1,202
Liabilities of discontinued operations	132	132

Total current liabilities	5,626	9,348

LONG-TERM LIABILITIES
Accrued severance pay	1,034	914
Deferred tax liability	166	166

Total long-term liabilities	1,200	1,080

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	25	23
Additional paid-in capital	28,160	26,569
Treasury shares	(29)	(29)
Accumulated other comprehensive income (loss)	(3)	1
Accumulated deficit	(25,639)	(24,704)

Total shareholders' equity	2,514	1,860

Total liabilities and shareholders' equity	$9,340	$12,288

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Revenues:
Services	$4,214	$4,417	$1,296	$1,508
Product sales	1,038	977	326	369
Video Advertising	1,670	4,629	473	1,415

Total revenues	6,922	10,023	2,095	3,292

Cost of revenues:
Services	1,157	2,136	422	737
Product sales	289	438	104	151
Video Advertising	1,297	2,205	159	890

Total cost of revenues	2,743	4,779	685	1,778

Gross profit	4,179	5,244	1,410	1,514

Operating expenses:
Research and development	1,742	1,741	468	649
Selling and marketing	1,351	1,702	423	574
General and administrative	2,145	2,525	658	844

Total operating expenses	5,238	5,968	1,549	2,067

Operating loss	(1,059)	(724)	(139)	(553)
Financial income (expenses), net	127	-	13	(6)

Loss before taxes on income	(932)	(724)	(126)	(559)
Taxes on income	3	16	1	(65)

Net loss	$(935)	$(740)	$(127)	$(494)

Net loss per share:

Basic and diluted loss per Ordinary share (*)	$(0.32)	$(0.27)	$(0.04)	$(0.17)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (*)	2,947,469	2,789,206	3,022,916	2,897,285

* After giving effect to the reverse stock split from September 6, 2017

RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016

GAAP net loss	(935)	(740)	(127)	(494)
Stock-based compensation expenses	(29)	170	1	48
Intangible assets amortization, net of tax effects	17	627	6	209
Reorganization and other non-recurring costs	141	-	-	-

Non-GAAP net income (loss)	$(806)	$57	$(120)	$(237)

Net income (loss) per share:

GAAP basic and diluted net (loss) per ordinary share (*)	$(0.32)	$(0.27)	$(0.04)	$(0.17)

Non-GAAP basic and diluted net income (loss) per ordinary share (*)	$(0.27)	$0.02	$(0.04)	$(0.08)

Weighted average number of ordinary shares used in computing non-GAAP basic and diluted net income (loss) per share (*)	2,947,469	2,789,206	3,022,916	2,897,285

* After giving effect to the reverse stock split from September 6, 2017